Exhibit 99.3

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements have been prepared by the Company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the Company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the Company. In addition, the Company maintains an internal audit function that conducts periodic audits of the Company’s operations.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout the Management’s Discussion and Analysis is generally consistent with the information contained in the accompanying consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the Company, and who are independent of the Company’s controlling shareholder. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

February 2, 2017

/s/ Peter Wijnbergen	/s/ Robin Lampard
PETER C. WIJNBERGEN	ROBIN E. LAMPARD
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

  Independent Auditors’ Report

KPMG LLP
Bay Adelaide Centre	Telephone	(416) 777-8500
333 Bay Street Suite 4600	Fax	(416) 777-8818
Toronto ON M5H 2S5	Internet	www.kpmg.ca
Canada

To the Shareholders of Norbord Inc.

We have audited the accompanying consolidated financial statements of Norbord Inc. (“the Company”), which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 2, 2017

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Consolidated Balance Sheets

(US $ millions)	Note	Dec 31, 2016	Dec 31, 2015
Assets
Current assets
Cash and cash equivalents		$161	$9
Accounts receivable	4	141	135
Taxes receivable		-	2
Inventory	5	185	181
Prepaids		10	10
		497	337

Non-current assets
Property, plant and equipment	6	1,262	1,260
Intangible assets	7	22	18
Deferred income tax assets	14	4	5
Other assets	8	14	15
		1,302	1,298
		$1,799	$1,635
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$218	$201
Taxes payable		1	2
Current portion of long-term debt	9	200	-
		419	203

Non-current liabilities
Long-term debt	9	546	745
Other long-term debt	4	-	30
Other liabilities	10, 11	27	31
Deferred income tax liabilities	14	157	107
		730	913
Shareholders’ equity	15	650	519
		$1,799	$1,635

(See accompanying notes)

Commitments and Contingencies (note 21)

On behalf of the Board:

/s/ Peter Gordon	/s/ Peter Wijnbergen
J. PETER GORDON	PETER C. WIJNBERGEN
Chair	President and Chief Executive Officer

Consolidated Statements of Earnings

Years ended December 31 (US $ millions, except per share information)	Note	2016	2015
Sales	23	$1,766	$1,509
Cost of sales	12	(1,378)	(1,376)
General and administrative expenses	12	(14)	(16)
Depreciation and amortization	6, 7	(94)	(86)
Operating income		280	31

Non-operating (expense) income:
Finance costs	13	(52)	(55)
Gain on asset exchange	3	16	-
Foreign exchange loss on Ainsworth Notes	9	-	(28)
Costs on early debt extinguishment	9	-	(25)
Gain on derivative financial instrument on Ainsworth Notes	9	-	4
Merger transaction costs		-	(8)
Severance costs related to Merger		-	(2)
Earnings (loss) before income tax		244	(83)
Income tax (expense) recovery	14	(61)	27
Earnings (loss)		$183	$(56)

Earnings (loss) per common share	17
Basic		$2.14	$(0.66)
Diluted		2.13	(0.66)

(See accompanying notes)

Consolidated Statements of Comprehensive Income

Years ended December 31 (US $ millions)	Note	2016	2015
Earnings (loss)		$183	$(56)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial gain on post-employment obligation	11, 14	5	4
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	14	(37)	(52)
Other comprehensive loss, net of tax		(32)	(48)
Comprehensive income (loss)		$151	$(104)

(See accompanying notes)

Consolidated Statements of Changes in Shareholders’ Equity

Years ended December 31 (US $ millions)	Note	2016	2015

Share capital
Balance, beginning of year		$1,334	$1,331
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	15	7	3
Balance, end of year		$1,341	$1,334

Merger reserve	15	$(96)	$(96)

Contributed surplus
Balance, beginning of year		$10	$9
Stock-based compensation	15	1	1
Stock options exercised	15	(2)	-
Balance, end of year		$9	$10

Retained deficit
Balance, beginning of year		$(559)	$(463)
Earnings (loss)		183	(56)
Common share dividends		(26)	(40)
Balance, end of year(i)		$(402)	$(559)

Accumulated other comprehensive loss
Balance, beginning of year		$(170)	$(122)
Other comprehensive loss		(32)	(48)
Balance, end of year	15	$(202)	$(170)
Shareholders’ equity		$650	$519

(See accompanying notes)

(i) Retained earnings comprised of:
Deficit arising on cashless exercise of warrants in 2013 (note 15)	$(263)	$(263)
All other retained earnings	(139)	(296)
	$(402)	$(559)

Consolidated Statements of Cash Flows

Years ended December 31 (US $ millions)	Note	2016	2015
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)		$183	$(56)
Items not affecting cash:
Depreciation and amortization		94	86
Deferred income tax	14	57	(25)
Gain on asset exchange	3	(16)	-
Gain on derivative financial instrument on Ainsworth Notes	9	-	(4)
Foreign exchange loss on Ainsworth Notes	9	-	28
Other items	18	(2)	14
		316	43
Net change in non-cash operating working capital balances	18	(5)	(21)
Net change in tax receivable		2	2
		313	24
Investing activities
Investment in property, plant and equipment		(95)	(59)
Investment in intangible assets		(6)	(9)
Proceeds received on asset exchange	3	7	-
		(94)	(68)
Financing activities
Common share dividends paid		(26)	(40)
Accounts receivable securitization (repayments) drawings, net	4	(30)	30
Issue of common shares	15	4	2
Issuance of debt		-	315
Debt issue costs		-	(6)
Repayment of debt		-	(315)
Premium on early debt extinguishment of Ainsworth Notes	9	-	(13)
		(52)	(27)
Foreign exchange revaluation on cash and cash equivalents held		(15)	(12)
Cash and cash equivalents
Increase (decrease) during year		152	(83)
Balance, beginning of year		9	92
Balance, end of year		$161	$9

(See accompanying notes, including note 18 for supplemental cash flow information)

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these consolidated financial statement notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 17 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and also began trading on the New York Stock Exchange (NYSE) on February 19, 2016. The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

On March 31, 2015, Norbord completed a merger (the Merger) with Ainsworth Lumber Co. Ltd. (Ainsworth). The Merger was accounted for as a business combination of entities under common control as both entities were under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

Prior to the completion of the Merger, Brookfield controlled approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively. Brookfield now controls approximately 53% of the outstanding common shares of the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)      Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with Interpretations of the International Financial Reporting Interpretations Committee. These financial statements were authorized for issuance by the Board of Directors of the Company on February 2, 2017.

(b)      Basis of Presentation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.

(c)      Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value (as described in note 20).

(d)      Functional and Presentation Currency

The US dollar is the presentation currency of the Company. Each of the Company’s subsidiaries determines its functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of North American operations is the US dollar and the functional currency of European operations is the Pound Sterling.

(e)      Foreign Currency Translation

Assets and liabilities of foreign operations having a functional currency other than the US dollar are translated at the rate of exchange prevailing at the reporting date, and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of shareholders’ equity in accumulated other comprehensive income. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency-denominated monetary assets and liabilities of the Company and its subsidiaries are translated using the rate of exchange prevailing at the reporting date. Gains or losses on translation of these items are included in earnings. Gains or losses on transactions that hedge these items are also included in earnings. Revenue and expenses are measured at average rates during the period. Foreign currency-denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date. Foreign exchange gains or losses arising from intercompany loans to foreign operations, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (OCI).

(f)      Business Combinations

The Company has elected not to account for the Merger as a business combination under IFRS 3, Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the combination was completed on a book value basis and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

(g)      Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits, and investment-grade money market securities and bank term deposits with maturities of 90 days or less from the date of purchase. Cash and cash equivalents are recorded at fair value.

(h)      Inventories

Inventories of finished goods, raw materials and operating and maintenance supplies are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. The cost of finished goods inventories includes direct material, direct labour and an allocation of overhead.

(i)      Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation. Borrowing costs are included as part of the cost of a qualifying asset. Property and plant includes land and buildings. Buildings are depreciated on a straight-line basis over 20 to 40 years. Production equipment is depreciated using the units-of-production basis. This method amortizes the cost of equipment over the estimated units to be produced during its estimated useful life, which ranges from 10 to 25 years. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over their useful lives. These periods are assessed at least annually to ensure that they continue to approximate the useful lives of the related assets.

Property, plant and equipment is tested for impairment only when there is an indication of impairment. Impairment testing is a one-step approach for both testing and measurement, with the carrying value of the asset or group of assets compared directly to the higher of fair value less costs of disposal and value in use. Fair value is measured at the sale price of the asset or group of assets in an arm’s length transaction. Value in use is based on the cash flows of the asset or group of assets, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The projection of future cash flows takes into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss exists, it is recorded against earnings. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying value that would have remained had no impairment loss been recognized previously. IFRS requires such reversals to be recognized in earnings if certain criteria are met.

(j)      Intangible Assets

Intangible assets consist of timber rights and software acquisition and development costs. Intangible assets are recorded at cost less accumulated amortization. Timber rights are amortized in accordance with the substance of the agreements (either on a straight-line basis or based on the volume of timber harvested). Software costs are amortized on a straight-line basis over their estimated useful lives and commence once the software is put into service. Amortization methods, useful lives and residual values are assessed at least annually. If the Company identifies events or changes in circumstances which may indicate that their carrying amount may not be recoverable, the intangible assets would be reviewed for impairment as described in note 2(i) above.

(k)      Reforestation Obligations

For certain operations, timber is harvested under various licences issued by the provinces of British Columbia and Alberta, which include future requirements for reforestation. The fair value of the future estimated reforestation obligation is accrued and recognized in cost of sales on the basis of the volume of timber harvested; fair value is determined by discounting the estimated future cash flows using a credit adjusted risk-free rate. Subsequent changes to fair value resulting from the passage of time and revisions to fair value calculations are recognized in earnings as they occur.

(l)      Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord’s defined benefit pension plans are generally based on an employee’s length of service and their final five years’ or career average salary. The plans do not provide for indexation of benefit payments.

The measurement date for all defined benefit pension plans is December 31. The obligations associated with Norbord’s defined benefit pension plans are actuarially valued using the projected unit credit method, management’s best estimate assumptions, salary escalation, inflation, life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses are recognized immediately through OCI.

(m)      Financial Instruments

The Company periodically utilizes derivative financial instruments solely to manage its foreign currency, interest rate and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed to ensure that the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investments or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative, or in other liabilities if there is an unrealized loss on the derivative.

The fair values of the Company’s derivative financial instruments are determined by using observable market inputs for similar assets and liabilities. These fair values reflect the estimated amount that the Company would have paid or received if required to settle all outstanding contracts at period-end. The fair value measurements of the Company’s derivative financial instruments are classified as Level 2 of a three-level hierarchy, as fair value of these derivative instruments is based on observable market inputs. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company’s future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. However, the Company’s Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

The carrying value of the Company’s non-derivative financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

(n)      Debt Issue Costs

The Company accounts for transaction costs that are directly attributable to the issuance of long-term debt by deducting such costs from the carrying value of the long-term debt. The capitalized transaction costs are amortized to interest expense over the term of the related long-term debt using the effective interest rate method.

(o)      Income Taxes

The Company uses the asset and liability method of accounting for income taxes and provides for temporary differences between the tax basis and carrying amounts of assets and liabilities. Accordingly, deferred tax assets and liabilities are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. In addition, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the year of enactment or substantive enactment. Current and deferred income taxes relating to items recognized directly in other comprehensive income are also recognized directly in other comprehensive income. The Company assesses recoverability of deferred tax assets based on the Company’s estimates and assumptions. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. Previously unrecognized tax assets are recognized to the extent that it has become probable that future taxable profit will support their realization, or derecognized to the extent it is no longer probable that the tax assets will be recovered.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from the functional currency. Translation gains or losses arising on the remeasurement of these items at current exchange rates versus historic exchange rates give rise to a temporary difference for which a deferred tax asset or liability and deferred tax expense (recovery) is recorded.

(p)      Share-Based Payments

The Company issues both equity-settled and cash-settled share-based awards to certain employees, officers and directors. Both types of awards are accounted for using the fair value method.

Equity-settled share-based awards are issued in the form of stock options that vest evenly over a five-year period. The fair value of the awards on the grant date is determined using a fair value model (Black-Scholes option pricing model). Each tranche of the award is considered to be a separate grant based on its respective vesting period. The fair value of each tranche is determined separately on the date of grant and recognized as compensation expense, net of forfeiture estimate, over the term of its respective vesting period, with a corresponding increase to contributed surplus. Upon exercise of the award, the issued shares are recorded at the corresponding amount in contributed surplus, plus the cash proceeds received.

Cash-settled share-based awards are issued in the form of restricted stock units (RSUs) and deferred stock units (DSUs). The fair value of the liability for RSUs is determined using the Black-Scholes option pricing model. The liability for the DSUs are fair valued using the closing price of the Company’s common shares on the grant date. DSUs are initially measured at fair value at the grant date, and subsequently re-measured to fair value at each reporting date until settlement. The liability related to cash-settled awards is recorded in other liabilities.

(q)      Revenue Recognition

Sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping point basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

(r)      Government Grants

Government grants relating to the acquisition of property, plant and equipment is recorded as a reduction of the cost of the asset to which it relates, with any depreciation calculated on the net amount over the related asset’s useful life. Government grants relating to income or for the reimbursement of costs are recognized in earnings in the period they become receivable and deducted against the costs for which the grants were intended to compensate.

(s)      Impairment of Non-Derivative Financial Assets

Financial assets not classified at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

(t)      Measurements of Fair Value

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The Company has an established framework with respect to the measurement of fair values. If third-party information, such as broker quotes or pricing services, is used to measure fair values, then management assesses the evidence obtained from these sources to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation technique as follows:

Level 1	–	unadjusted quoted prices available in active markets for identical assets or liabilities;
Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(u)      Critical Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make critical judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates. Such differences in estimates are recognized when realized on a prospective basis.

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:

A.    Judgements

Information about management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency

The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes

In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. These judgments are subject to various uncertainties concerning the interpretation and application of tax laws in the filing of its tax returns in operating jurisdictions, which could materially affect the Company’s earnings or cash flows. There can be no assurance that the tax authorities will not challenge the Company’s filing positions. To the extent that a recognition or derecognition of a deferred tax asset is required, current period earnings or OCI will be affected.

B.    Estimates

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2016 are:

(i)	Inventory

The Company estimates the net realizable value of its inventory using estimates regarding future selling prices.

(ii)	Property, Plant and Equipment and Intangible Assets

When indicators of impairment are present and the value in use of property, plant and equipment and intangible assets need to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; maintenance and other capital expenditures; discount rates; useful lives; and residual values.

(iii)	Reforestation Obligation

The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgements and assumptions using historical experience. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.

(iv)	Employee Benefit Plans

The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(v)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(vi)	Financial Instruments

The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

(v)	Future Changes in Accounting Policies

(i)	Income Taxes

In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year beginning January 1, 2017. The Company does not expect these amendments to have a significant impact on its financial statements.

(ii)	Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments are effective for the year beginning January 1, 2017. The Company does not expect this amendment to have a significant impact on its financial statements.

(iii)	Financial Instruments

In July 2014, the IASB issued the final publication of International Financial Reporting Standard 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. IFRS 9 is effective for the year beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 9 on its financial statements.

(iv)	Revenue from Contracts with Customers

In May 2014, the IASB issued International Financial Reporting Standard 15, Revenues from Contracts with Customers (IFRS 15) which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In September 2015, the IASB formalized a one-year deferral of the effective date to the year beginning on or after January 1, 2018. In April 2016, the IASB issued an amendment clarifying the guidance on identifying performance obligations, licenses of intellectual property and principal versus agent, and to provide additional practical expedients upon transition. The Company is currently assessing the impact of IFRS 15 on its financial statements.

(v)	Share-Based Payments

In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendments provide requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective for the year beginning on or after January 1, 2018. The Company does not expect this amendment to have a significant impact on its financial statements.

(vi)	Foreign Currency Transactions and Advance Consideration

In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The Interpretation addresses how to determine the date of the transaction when applying IAS 21, The effects of changes in foreign exchange rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. The Interpretation is effective for the year beginning on or after January 1, 2018. The Company is currently assessing the impact of IFRIC 22 on its financial statements.

(vii)	Leases

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (IFRS 16) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company is currently assessing the impact of IFRS 16 on its financial statements.

NOTE 3. ASSET EXCHANGE AGREEMENT

On October 28, 2016, the Company reached an agreement with Louisiana-Pacific Corporation (LP) to exchange OSB mills in the province of Quebec (the Asset Exchange) for no cash consideration. The Asset Exchange closed on November 3, 2016, with the Company swapping ownership of its mill in Val-d’Or for LP’s mill in Chambord. The Asset Exchange was accounted for as a non-monetary transaction in accordance with IAS 16, Property, plant and equipment, where the cost of property, plant and equipment acquired in exchange for non-monetary assets are measured at the fair value of the assets given up. Accordingly, the Chambord assets received were recorded at the fair value of the Val-d’Or assets exchanged. The Chambord liabilities assumed were recorded at their fair values. The Asset Exchange resulted in the following net changes to the Company’s financial results and position:

(US $ millions)	Note
Consolidated Statement of Earnings
Gain on asset exchange		$16
Income tax expense		(4)
Gain on asset exchange, net		$12

Consolidated Balance Sheet
Cash		$7
Property, plant and equipment	6	11
Other liabilities	10	(2)
Deferred income tax liabilities		(4)
Increase in net assets		$12

As part of the Asset Exchange, the Company received $7 million cash relating to the removal of a restrictive land-use covenant.

NOTE 4. ACCOUNTS RECEIVABLE

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At year-end, Norbord had transferred but continued to recognize $125 million (December 31, 2015 – $122 million) in trade accounts receivable, and Norbord recorded drawings of $nil as Other long-term debt (December 31, 2015 – $30 million) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as Other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes

(note 19). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. For the year, the utilization charge on drawings ranged from 1.5% to 2.1%.

The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at February 2, 2017, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

NOTE 5. INVENTORY

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Raw materials	$55	$52
Finished goods	61	65
Operating and maintenance supplies	69	64
	$185	$181

At year-end, the provision to reflect inventories at the lower of cost and net realizable value was less than $1 million (December 31, 2015 – provision of less than $1 million).

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Cost
December 31, 2014	$12	$321	$1,298	$84	$1,715
Additions	-	-	-	61	61
Disposals	-	-	(5)	-	(5)
Transfers	-	1	46	(47)	-
Effect of foreign exchange	-	(22)	(63)	(3)	(88)
December 31, 2015	12	300	1,276	95	1,683
Additions(1)	-	-	-	101	101
Net change from Asset Exchange (note 3)	1	5	4	-	10
Disposals	-	-	(3)	-	(3)
Transfers	-	8	49	(57)	-
Effect of foreign exchange	(1)	(2)	(43)	(3)	(49)
December 31, 2016	$12	$311	$1,283	$136	$1,742
Accumulated depreciation
December 31, 2014	$-	$75	$299	$-	$374
Depreciation	-	16	70	-	86
Disposals	-	-	(4)	-	(4)
Effect of foreign exchange	-	(6)	(27)	-	(33)
December 31, 2015	-	85	338	-	423
Depreciation	-	16	76	-	92
Disposals	-	-	(3)	-	(3)
Net change from Asset Exchange (note 3)	-	(1)	-	-	(1)
Effect of foreign exchange	-	-	(31)	-	(31)
December 31, 2016	$-	$100	$380	$-	$480
(US $ millions)	Land	Buildings	Production Equipment	Construction in Progress	Total
Net
December 31, 2015	$12	$215	$938	$95	$1,260
December 31, 2016	12	211	903	136	1,262

(1) Net of government grants of $3 million received related to the Inverness expansion project.

In 2016, $1 million interest costs (2015 – less than $1 million) were capitalized and included as part of the cost of qualifying assets.

NOTE 7. INTANGIBLE ASSETS

(US $ millions)	Cost	Accumulated Amortization	Net Book Value
December 31, 2014	$ 27	$ 17	$ 10
Additions	9	-	9
Effect of foreign exchange	(2)	(1)	(1)
December 31, 2015	34	16	18
Additions	6	2	4
Disposals	(1)	(1)	-
December 31, 2016	$ 39	$ 17	$ 22

NOTE 8. OTHER ASSETS

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Investment tax credit receivable	$13	$ 13
Other	1	2
	$14	$ 15

NOTE 9. LONG-TERM DEBT

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Principal value
7.7% senior secured notes due February 2017	$200	$ 200
5.375% senior secured notes due December 2020	240	240
6.25% senior secured notes due April 2023	315	315
	755	755
Debt issue costs	(9)	(10)
Less: Current portion	(200)	-
	$546	$ 745

Maturities of long-term debt are as follows:

(US $ millions)	2017	2018	2019	2020	2021	Thereafter	Total
Maturities of long-term debt	$200	$-	$-	$240	$-	$315	$755

As at December 31, 2016, the effective interest rate on the Company’s debt-related obligations was 6.4% (2015 – 6.2%).

Senior Secured Notes Due 2017

The Company’s senior secured notes due in February 2017 bear a fixed interest rate that varies with the changes in the Company’s credit ratings. In 2016 and 2015, the interest rate was 7.70%. The notes rank pari passu with the Company’s existing senior secured notes due in 2020 and 2023 and committed revolving bank lines.

Senior Secured Notes Due 2020

The Company’s senior secured notes due in December 2020 bear a fixed interest rate of 5.375%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2023 and committed revolving bank lines.

Senior Secured Notes Due 2023

The Company’s senior secured notes due in April 2023 bear a fixed interest rate of 6.25%. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2020 and committed revolving bank lines. The Company used the proceeds to redeem, prior to maturity, the Ainsworth $315 million senior secured notes due 2017 (Ainsworth Notes) that were assumed upon closing of the Merger (see note 1).

The Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. As a result, upon revaluation to Canadian dollars, Ainsworth recorded foreign exchange losses due to the strengthening of the US dollar. The Ainsworth Notes contained an embedded call option and this derivative was recorded initially at fair value with revaluation gains and losses subsequently. As a result of the early redemption, a premium of $13 million was paid, a $1 million charge related to net unamortized debt issue costs was recorded and an $11 million charge to extinguish the related derivative financial instrument was recognized.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. In 2016, the Company amended these bank lines to reset the tangible net worth covenant to $500 million and extend the maturity date of the total aggregate commitment from May 2018 to May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017, 2020 and 2023 senior secured notes.

At year-end, none of the revolving bank lines were drawn as cash, $25 million (2015 – $5 million) was utilized for letters of credit and $220 million (2015 – $240 million) was available to support short-term liquidity requirements.

The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis (note 19), of 65%. The Company was in compliance with the financial covenants at year-end.

Debt Issue Costs

Finance expense related to amortization of debt issue costs for 2016 was $2 million (2015 – $2 million).

NOTE 10. OTHER LIABILITIES

(US $ millions)	Note	Dec 31, 2016	Dec 31, 2015
Defined benefit pension obligation(1)	11	$18	$23
Accrued employee benefits	15	5	5
Reforestation obligation		2	3
Other		2	-
		$27	$31

(1) Includes $2 million assumed as a result of the Asset Exchange (see notes 3 and 11).

NOTE 11. EMPLOYEE BENEFIT PLANS

Pension Plans

Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. All of Norbord’s pension plans are up-to-date on their actuarial valuations in accordance with regulatory requirements.

Information about Norbord’s defined benefit pension obligation and assets is as follows:

(US $ millions)	2016	2015
Change in accrued benefit obligation during the year
Accrued benefit obligation, beginning of year	$140	$164
Current service cost	3	3
Interest on accrued benefit obligation	6	6
Benefits paid	(9)	(8)
Net actuarial loss arising from changes to:
Demographic assumptions	-	1
Financial assumptions	5	-
Experience adjustments	-	(1)
Increase arising from the Asset Exchange (see note 3)	6	-
Foreign currency exchange rate impact	1	(25)
Accrued benefit obligation, end of year(1)	$152	$140
Change in plan assets during the year
Plan assets, beginning of year	$117	$130
Interest income	5	5
Remeasurement gains:
Return on plan assets (excluding interest income)	10	(1)
Employer contributions	7	12
Benefits paid	(9)	(8)
Administrative expenses and taxes	-	(1)
Increase arising from the Asset Exchange (see note 3)	4	-
Foreign currency exchange rate impact	-	(20)
Plan assets, end of year(1)	$134	$117
Funded status
Accrued benefit obligation	$152	$140
Plan assets	(134)	(117)
Accrued benefit obligation in excess of plan assets	$18	$23

(1) All plans have accrued benefit obligations in excess of plan assets with the exception of the UK plan.

The components of benefit expense recognized in the statement of earnings are as follows:

(US $ millions)	2016	2015
Current service cost	$3	$3
Interest cost	1	1
Administrative expense	-	1
Net periodic pension expense	$4	$5

The significant weighted average actuarial assumptions are as follows:

	2016	2015
Used in calculation of accrued benefit obligation, end of year
Discount rate	3.7%	4.0%
Rate of compensation increase	2.8%	3.0%
Used in calculation of net periodic pension expense for the year
Discount rate	3.9%	3.9%
Rate of compensation increase	2.8%	3.0%

The impact of a change to the significant actuarial assumptions on the accrued benefit obligation as at December 31, 2016 is as follows:

(US $ millions)	Increase	Decrease
Discount rate (0.5% change)	$(11)	$12
Compensation rate (1.0% change)	4	(3)
Future life expectancy (1 year movement)	3	(3)
Retirement age (1 year movement)	(2)	-

The weighted average asset allocation of Norbord’s defined benefit pension plan assets is as follows:

	Dec 31, 2016	Dec 31, 2015
Asset category
Equity investments	57%	53%
Fixed income investments	40%	41%
Cash	3%	6%
Total assets	100%	100%

Cost of sales includes $11 million (2015 – $10 million) related to contributions to Norbord’s defined contribution pension plans.

NOTE 12. EMPLOYEE COMPENSATION AND BENEFITS

Included in Cost of sales and General and administrative expenses are the following:

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Short-term employee compensation and benefits	$178	$167
Long-term employee compensation and benefits	30	28
Share-based payments	2	3
	$210	$198

NOTE 13. FINANCE COSTS

The components of finance costs were as follows:

(US $ millions)	2016	2015
Interest on long-term debt(1)	$47	$49
Interest on other long-term debt	1	1
Amortization of debt issue costs	2	2
Revolving bank lines fees and other	1	2
	51	54
Net interest expense on net pension obligation	1	1
Total finance costs	$52	$55

(1) Net of capitalized interest of $1 million and less than $1 million, respectively (note 6).

NOTE 14. INCOME TAX

Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts used for income tax purposes.

The source of deferred income tax balances is as follows:

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Property, plant and equipment, differences in basis	$(248)	$ (265)
Benefit of tax loss carryforwards	87	149
Other temporary differences in basis	8	14
Net deferred income taxes liabilities	$(153)	$ (102)

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Deferred income tax assets	$4	$5
Deferred income tax liabilities	(157)	(107)
Net deferred income taxes liabilities	$(153)	$(102)

As at December 31, 2016, the Company had the following approximate unused tax loss available to carry forward:

	Amount (millions)	Latest Expiry Year
Tax loss carryforwards
Belgium	€32	Indefinite
Canada – non-capital loss	CAD $186	2036
Canada – capital loss	CAD $116	Indefinite
United States	US $132	2031

The loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable. Certain deferred tax benefits relating to the above losses have been included in deferred income taxes in the consolidated financial statements. At each balance sheet date, the Company assesses its deferred income tax assets and recognizes the amounts that, in the judgement of management, are probable to be utilized. During the year, the Company has recognized $2 million in net deferred tax assets (2015 – $13 million in net deferred assets not recognized) relating to prior years’ losses and temporary differences. The Company also recognized $7 million net deferred tax assets (2015 – $4 million net deferred tax liabilities) related to items which were recorded in OCI. Of the total tax losses noted, the Company has not recognized € 23 million (2015 – € 23 million) in Belgium loss and CAD $116 million (2015 – CAD $286 million) capital loss and these unused tax loss do not expire.

In addition, the Company also has not recognized the following State tax loss and deductible temporary differences with the expiry date, if applicable:

Amount (millions)
Deductible temporary differences	US $67
United States – State tax loss (2021 – 2036)(1)	US $289

(1) Aggregate loss from the States where our mills are located, excluding Texas.

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2016 is $698 million (December 31, 2015 – $690 million).

Income tax expense (recovery) recognized in the statement of earnings comprises the following:

(US $ millions)	2016	2015
Current income tax	$4	$(2)
Deferred income tax	57	(25)
Income tax expense (recovery)	$61	$(27)
Income tax expense (recovery) is calculated as follows:
(US $ millions)	2016	2015
Income (loss) before income tax	$244	$(83)
Income tax expense (recovery) at combined Canadian federal and provincial statutory rate of 27% (2015 – 26%)	66	(21)
Effect of:
Rate differences on foreign activities	(7)	(16)
Non-recognition (recognition) of the benefit of prior years’ tax losses and other deferred tax assets	(2)	13
Non-recognition of deferred tax assets relating to foreign exchange gain	2	5
Current income tax (recovery) expense not previously recognized	2	(8)
Income tax expense (recovery)	$61	$(27)

Income tax (expense) recovery recognized in the statement of comprehensive income comprises the following:
(US $ millions)	2016	2015
Actuarial gain on post-employment obligation	$5	$4
Tax	-	-
Net of tax	$5	$4

Foreign currency translation loss on foreign operations	$(44)	$(48)
Tax	7	(4)
Net of tax	$(37)	$(52)

NOTE 15. SHAREHOLDERS’ EQUITY

Share Capital

	2016		2015
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of year	85.4	$1,334	53.5	$662
Issuance of common shares upon exercise of options and Dividend Reinvestment Plan	0.4	7	0.1	3
Issue of common shares upon closing of Merger	-	-	31.8	669
Common shares outstanding, end of year	85.8	$1,341	85.4	$1,334

As at December 31, 2016, the authorized capital stock of the Company is as follows: an unlimited number of Class A and Class B preferred shares, an unlimited number of non-voting participating shares and an unlimited number of common shares.

Contributed Surplus

Contributed surplus at December 31, 2016 comprises amounts related to compensation expense on stock options issued under the Company’s stock option plan.

Share-based Payments

Stock Options

	2016		2015
	Options (millions)	Weighted Average Exercise Price (CAD $)	Options (millions)	Weighted Average Exercise Price (CAD $)
Balance, beginning of year	2.3	$24.79	1.6	$26.81
Options granted	-	-	0.5	27.21
Options converted upon closing of Merger	-	-	0.4	17.53
Options exercised	(0.4)	14.93	(0.2)	16.73
Options expired	(0.1)	111.30	-	-
Balance, end of year	1.8	$25.28	2.3	$24.79
Exercisable at year-end	1.2	$25.18	1.3	$25.72

Under the Company’s stock option plan, the Board of Directors may issue stock options to certain employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. During the year, no stock options were granted (2015 – 0.5 million) and stock option expense of $1 million was recorded with a corresponding increase in contributed surplus (2015 – $1 million).

The table below outlines the significant assumptions used during the period to estimate the fair value of options granted:

	2016	2015
Risk-free interest rate	-	0.7%
Expected volatility	-	30%
Dividend yield	-	2.5%
Expected option life (years)	-	5
Share price (in Canadian dollars)	-	$27.05
Exercise price (in Canadian dollars)	-	$27.21
Weighted average fair value per option granted (in Canadian dollars)	-	$3.96

In 2016, 0.4 million common shares (2015 – 0.2 million common shares) were issued as a result of options exercised under the stock option plan for total proceeds of $4 million (2015 – $2 million). The weighted average share price on the date of exercise for 2016 was $31.71 (2015 – $27.03).

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the stock options outstanding at December 31, 2016:

		Options Outstanding		Options Exercisable
Range of Exercise Prices (CAD $)	Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD $)	Options	Weighted Average Exercise Price (CAD $)
$6.50–$10.00	461,995	4.67	$ 9.57	361,995	$ 9.46
$10.01–$15.00	213,012	4.02	14.69	213,012	14.69
$15.01–$20.00	154,210	3.18	18.09	154,210	18.09
$20.01–$25.00	17,989	6.36	21.82	17,989	21.82
$25.01–$30.00	504,722	8.41	27.29	124,722	27.51
$30.01–$35.00	334,472	6.73	30.52	156,984	30.55
$60.90	90,630	1.10	60.90	90,630	60.90
$91.60	70,800	0.12	91.60	70,800	91.60
	1,847,830	5.53	$ 25.28	1,190,342	$ 25.18

Restricted and Deferred Stock Units

The Company has a Restricted Stock Unit (RSU) Plan granted to designated employees of the Company, or its subsidiaries. Units credited under this plan vest over three years. Such amount is paid in cash within 30 days of the vesting date. In addition, holders are credited with additional units as and when dividends are paid on the Company’s common shares.

The Company also has a Deferred Common Share Unit (DSU) Plan granted to senior management and directors. A DSU is a unit equivalent in value to a common share. Following the participant’s termination of employment with the Company, the participant will be paid the market value of the common shares represented by the DSUs in cash. Holders of DSUs are allotted additional DSUs as and when dividends are paid on the Company’s common shares.

As at December 31, 2016, the total liability outstanding related to these plans was $4 million (December 31, 2015 – $3 million), of which $3 million (December 31, 2015 – $2 million) is recorded in other liabilities and $1 million (December 31, 2015 – $1 million) is recorded in accounts payable and accrued liabilities.

Dividend Reinvestment Plan

During the year, less than $1 million of dividends were reinvested in common shares (2015 – $1 million).

Merger Reserve

Merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance, and the book value of the Ainsworth equity exchanged upon closing of the Merger (note 1).

Amendment to Warrant Indenture

On March 25, 2013, the Company amended certain terms of its Warrant Indenture dated December 24, 2008 by executing a Supplemental Warrant Indenture to include a cashless exercise feature. This feature allowed warrant holders to elect to exercise their warrants on a cashless basis, and receive common shares based on the in-the-money value of their warrants. The warrants expired on December 24, 2013. In 2013, a total of 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million common shares. As required under IFRS, for the year ended December 31, 2013, the cashless exercise of the warrants resulted in:

●	An increase in share capital of $298 million, representing the fair value on the date of exercise of the common shares issued in exchange for the in-the-money value of the warrants;

●	A decrease in contributed surplus of $35 million, representing the book value of the warrants recorded at the time of their issuance; and

●	A decrease in retained earnings of $263 million, reflecting the difference between these two amounts.

Accumulated Other Comprehensive Loss

(US $ millions)	Dec 31, 2016	Dec 31, 2015
Foreign currency translation loss on investment in foreign operations, net of tax of $(3) (December 31, 2015 – $(10))	$(167)	$(130)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2015 – $3)	(8)	(8)
Actuarial loss on defined benefit pension obligation, net of tax of $9 (December 31, 2015 – $8)	(27)	(32)
Accumulated other comprehensive loss, net of tax	$(202)	$(170)

NOTE 16. HIGH LEVEL FIRE

On May 4, 2016, a fire started in the wood yard of the High Level, Alberta mill. Production was halted immediately while the fire was brought under control. The fire destroyed a portion of the mill’s log inventory. The Company incurred costs to control the fire and restore the mill. The mill returned to production approximately three weeks later. The Company has insurance coverage for property damage and business interruption. During the year, the following amounts were recognized in cost of sales related to the fire:

(US $ millions)
Write-off of log inventory destroyed by the fire	$(7)
Costs of fire fighting and site restoration	(7)
Insurance recovery for the reimbursement of the lost log inventory, fire fighting costs and site restoration	13
Insurance claim deductible, net	(1)
Insurance recovery for business interruption	2
Net insurance claim recoverable	$1

At year-end, $13 million of insurance proceeds had been received and $2 million is included in accounts receivable. The insurance claim is ongoing

NOTE 17. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	2016	2015
Earnings (loss) available to common shareholders	$183	$(56)
Common shares (millions):
Weighted average number of common shares outstanding	85.6	85.4
Dilutive stock options(1)	0.5	-
Diluted number of common shares	86.1	85.4

Earnings (loss) per common share:
Basic	$2.14	$(0.66)
Diluted	2.13	(0.66)

(1)

Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. At year-end, there were 0.5 million stock options (December 31, 2015 – 2.3 million) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

NOTE 18. SUPPLEMENTAL CASH FLOW INFORMATION

Other items comprises:

(US $ millions)	2016	2015
Stock-based compensation	$2	$1
Pension funding (greater) less than expense	(4)	(9)
Cash interest paid less than interest expense	-	4
Amortization of debt issue costs	2	2
Unrealized foreign exchange gain	(1)	-
Costs on early debt extinguishment	-	25
Other	(1)	(9)
	$(2)	$14

The net change in non-cash operating working capital balance comprises:

(US $ millions)	2016	2015
Cash (used for) provided by:
Accounts receivable	$(20)	$(16)
Prepaids	-	1
Inventory	(10)	10
Accounts payable and accrued liabilities	25	(16)
	$(5)	$(21)
Cash interest and income taxes comprises:
(US $ millions)	2016	2015
Cash interest paid	$50	$48
Cash income taxes paid (recovered), net	2	(4)

NOTE 19. CAPITAL MANAGEMENT

The capital of the Company consists of the components of equity and debt obligations. Norbord monitors its capital structure using two key measures of its relative debt position. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet. The two key measures used are defined as follows:

Net debt to capitalization, book basis, is net debt divided by the sum of net debt and tangible net worth. Net debt consists of the principal value of long-term debt, including the current portion and bank advances (if any) less cash and cash equivalents. Consistent with the treatment under the Company’s financial covenants, letters of credit are included in net debt. Tangible net worth consists of shareholders’ equity, less certain adjustments.

Net debt to capitalization, market basis, is net debt divided by the sum of net debt and market capitalization. Net debt is calculated, as outlined above, under net debt to capitalization, book basis. Market capitalization is the number of common shares outstanding at year-end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value.

NOTE 20. FINANCIAL INSTRUMENTS

Norbord has exposure to market, commodity price, interest rate, currency, counterparty credit and liquidity risk. Norbord’s primary risk management objective is to protect the Company’s balance sheet, earnings and cash flow.

Norbord’s financial risk management activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement, hedging limits, hedging products, authorization levels and reporting. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures. Gains and losses on these instruments are recognized in the same manner as the item being hedged. Hedge ineffectiveness, if any, is measured and included in current period earnings.

Market Risk

Norbord purchases commodity inputs, issues debt at fixed and floating interest rates, invests surplus cash, sells product, purchases inputs in foreign currencies and invests in foreign operations. These activities expose the Company to market risk from changes in commodity prices, interest rates and foreign exchange rates, which affects the Company’s balance sheet, earnings and cash flows. The Company periodically uses derivatives as part of its overall financial risk management policy to manage certain exposures to market risk that result from these activities.

Commodity Price Risk

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond Norbord’s control.

Norbord monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord’s commodity inputs, but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will lock in prices directly with its suppliers or, if unfeasible, purchase financial hedges where liquid markets exist.

At December 31, 2016, Norbord has economically hedged approximately 9% of its 2017 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 56% of Norbord’s forecasted electricity consumption is purchased in regulated markets, and Norbord has hedged approximately 41% of its 2017 deregulated electricity consumption. While these contracts are derivatives, they are exempt from being accounted for as financial instruments as they were normal purchases for the purpose of receipt.

Interest Rate Risk

Norbord’s financing strategy is to access public and private capital markets to raise long-term core financing, and to utilize the banking market to provide committed standby credit facilities supporting its short-term cash flow needs. The Company has fixed-rate debt, which subjects it to interest rate price risk, and has floating-rate debt, which subjects it to interest rate cash flow risk. In addition, the Company invests surplus cash in bank deposits and short-term money market securities.

Currency Risk

Norbord’s primary foreign exchange exposure arises from the following sources:

○	Net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

○	Canadian dollar-denominated monetary assets and liabilities; and

○	Committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Under the Company’s risk management policy, the Company may hedge up to 100% of its significant balance sheet foreign exchange exposures by entering into cross-currency swaps and forward foreign exchange contracts. The Company may also hedge a portion of future foreign currency-denominated cash flows, using forward foreign exchange contracts or options for periods of up to three years, in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar, or a weakening Euro versus the Pound Sterling.

Counterparty Credit Risk

Norbord invests surplus cash in bank deposits and short-term money market securities, sells its product to customers on standard market credit terms and uses derivatives to manage its market risk exposures. These activities expose the Company to counterparty credit risk that would result if the counterparty failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company.

Norbord operates in a cyclical commodity business. Accounts receivable credit risk is mitigated through established credit management techniques, including conducting financial and other assessments to establish and monitor a customer’s creditworthiness, setting customer limits, monitoring exposures against these limits and, in some instances, purchasing credit insurance or obtaining trade letters of credit. At year-end, the key performance metrics on the Company’s accounts receivable are in line with prior years. As at December 31, 2016, the provision for doubtful accounts was less than $1 million (December 31, 2015 – less than $1 million).

Under an accounts receivable securitization program (note 4), Norbord has transferred substantially all of its present and future trade accounts receivable to a third-party trust, sponsored by a highly rated Canadian financial institution, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. At December 31, 2016, Norbord had no drawings (December 31, 2015 – $30 million drawings) relating to this program. The fair value of the deferred purchase price approximates its carrying value as a result of the short accounts receivable collection cycle and negligible historical credit losses.

Surplus cash is only invested with counterparties meeting minimum credit quality requirements and issuer and concentration limits. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum counterparty credit exposure at year-end consisted of the carrying amount of cash and cash equivalents and accounts receivable, which approximate fair value, and the fair value of derivative financial assets.

Liquidity Risk

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.

At December 31, 2016, Norbord had $161 million in cash and cash equivalents, $125 million undrawn under its accounts receivable securitization program and $220 million in unutilized committed revolving bank lines.

Financial Liabilities

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

						Payments Due by Year
(US $ millions)	2017	2018	2019	2020	2021	Thereafter	Total
Principal	$200	$-	$-	$240	$-	$315	$755
Interest	41	34	33	32	20	30	190
Long-term debt, including interest	$241	$34	$33	$272	$20	$345	$945

Note: The above table does not include pension and post-employment benefit plan obligations.

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Dec 31, 2016		Dec 31, 2015
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$161	$161	$9	$9
Accounts receivable	Loans and receivables	141	141	135	135
		$302	$302	$144	$144

Financial liabilities:
Accounts payable and accrued liabilities	Other financial liabilities	$218	$218	$201	$201
Long-term debt(1)	Other financial liabilities	755	777	755	760
Other long-term debt	Other financial liabilities	-	-	30	30
Other liabilities	Other financial liabilities	27	27	31	31
		$1,000	$1,022	$1,017	$1,022

(1) Principal value of Long-term debt excluding debt issue costs of $9 million (2015 – $10 million) (note 9).

Derivative Financial Instruments

Canadian dollar monetary hedge

At year-end, the Company has foreign currency forward contracts representing a notional amount of CAD $49 million (December 31, 2015 – CAD $1 million) in place to sell US dollars and buy Canadian dollars with maturities of January 2017. The fair value of these contracts at year-end is an unrealized loss of less than $1 million (December 31, 2015 – an unrealized gain of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at year-end. In 2016, realized gains on the Company’s matured hedges were less than $1 million (2015 – $1 million). A 1% change in the exchange rate would result in a less than $1 million impact.

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 21. COMMITMENTS AND CONTINGENCIES

The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made against its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.

The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$100	$81	$10	$191
Operating leases	4	6	2	12
Reforestation obligations	-	1	1	2
	$104	$88	$13	$205

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts, of which $57 million relates to the Inverness expansion project.

NOTE 22. RELATED PARTY TRANSACTIONS

In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.

Indemnity Commitment

As at December 31, 2016, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

Other

Norbord periodically engages the services of Brookfield for various financial, real estate and other business advisory services. In 2016, the fees for services rendered were less than $1 million (2015 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2016, net sales of $62 million (2015 – $48 million) were made to Interex. At year-end, $2 million (December 31, 2015 – $3 million) due from Interex was included in accounts receivable.

Compensation of Key Management Personnel

The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2016	2015
Salaries, incentives and short-term benefits	$3	$2
Share-based awards	1	1
	$4	$3

NOTE 23. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				2016
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$ 1,361	$405	$-	$1,766
EBITDA(1)	363	41	(14)	390
Depreciation and amortization	80	14	-	94
Investment in property, plant and equipment	60	41	-	101
Property, plant and equipment	1,126	136	-	1,262

				2015
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$ 1,055	$ 454	$ -	$1,509
EBITDA(1)	95	38	(75)	58
Depreciation and amortization	71	15	-	86
Investment in property, plant and equipment	50	11	-	61
Property, plant and equipment	1,139	121	-	1,260

(1)

EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings (loss) before finance costs, income tax, and depreciation and amortization. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

NOTE 24. PRIOR PERIOD COMPARATIVES

Certain 2015 figures have been reclassified to conform with the current year’s presentation.